UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding generation of domestic on-grid electricity in the first quarter of 2022 of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on April 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: April 20, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

DOMESTIC ON-GRID ELECTRICITY IN THE FIRST QUARTER OF 2022 INCREASED BY 2.42% YEAR-ON-YEAR

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Company”), for the first quarter of 2022, the Company’s total on-grid electricity by power plants within China on consolidated basis amounted to 107.717 billion KWh, representing an increase of 2.42% over the same period last year. For the first quarter of 2022, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB501.96 per MWh, representing an increase of 19.47% over the same period last year. For the first quarter of 2022, the ratio of Company’s market based electricity sold reached 88.92%, representing an increase of 31.58 percentage points over the same period last year

The increase in the Company’s electricity was mainly attributable to:

1.	In the first quarter of 2022, the national electricity consumption maintained steady growth, and at the same time it was in the heat supply season, driving the power generation side to increase year-on-year. Among them, the on-grid electricity by Company's power plants in areas of Guizhou, Jiangxi, Anhui, Jilin, Hebei, Shandong, Guangxi, and Hainan increased year-on-year.

2.	The Company continued to promote green and low-carbon transformation, thus the Company’s installed capacity and power generation of new energy had a relatively higher growth rate year- on-year.

The Company's domestic on-grid electricity (in billions of kilowatt-hours) in the first quarter of 2022 is as follows:

	On-grid electricity
Types of generation units/region	January to March 2022	Year-on-Year Change
Coal-fired	93.365	1.38%
Combined Cycle	6.644	-2.77%
Wind-power	6.26	17.89%
PV	1.087	59.03%
Heilongjiang Province	2.901	-0.24%
Coal-fired	2.430	-6.03%
Wind-power	0.384	32.17%
PV	0.077	142.55%
Biomass power	0.010	–
Jilin Province	2.665	17.57%
Coal-fired	1.977	10.32%
Wind-power	0.544	63.92%
Hydro-power	–	-100.00%
PV	0.069	9.12%
Biomass power	0.076	-5.38%
Liaoning Province	4.097	-2.44%
Coal-fired	3.708	-8.29%
Wind-power	0.345	189.04%
Hydro-power	0.001	116.53%
PV	0.043	19.49%
Inner Mongolia	0.194	25.56%
Wind-power	0.194	25.56%
Hebei Province	3.108	11.72%
Coal-fired	2.846	8.03%
Wind-power	0.170	23.45%
PV	0.092	815.35%
Gansu Province	3.762	-14.45%
Coal-fired	3.244	-13.59%
Wind-power	0.518	-19.48%
Ningxia	0.004	7.34%
PV	0.004	7.34%
Beijing	2.40	1.80%

	On-grid electricity
Types of generation units/region	January to March 2022	Year-on-Year Change
Coal-fired	0.588	-9.18%
Combined Cycle	1.811	5.95%
Tianjin	1.689	3.03%
Coal-fired	1.213	4.58%
Combined Cycle	0.473	-0.75%
PV	0.003	6.38%
Shanxi Province	2.794	-2.82%
Coal-fired	1.231	-14.60%
Combined Cycle	1.198	1.95%
Wind-power	0.156	41.69%
PV	0.209	40.60%
Shandong Province	21.054	8.56%
Coal-fired	20.302	7.63%
Wind-power	0.496	34.15%
PV	0.169	36.55%
Biomass power	0.087	129.88%
Henan Province	5.551	4.52%
Coal-fired	4.675	7.87%
Combined Cycle	0.027	34.70%
Wind-power	0.844	-11.25%
PV	0.005	-17.34%
Jiangsu Province	9.479	-7.38%
Coal-fired	6.831	-13.42%
Combined Cycle	1.423	17.42%
Wind-power	1.164	8.36%
PV	0.061	3.14%
Shanghai	5.602	4.38%
Coal-fired	5.357	3.82%
Combined Cycle	0.239	18.78%
PV	0.007	-1.41%
Chongqing	3.679	0.36%

	On-grid electricity
Types of generation units/region	January to March 2022	Year-on-Year Change
Coal-fired	3.086	9.07%
Combined Cycle	0.515	-33.37%
Wind-power	0.078	22.40%
Zhejiang Province	6.720	3.14%
Coal-fired	6.463	1.95%
Combined Cycle	0.036	-78.22%
Wind-power	0.181	–
PV	0.040	292.91%
Hubei Province	4.612	-1.24%
Coal-fired	4.346	-2.29%
Wind-power	0.156	-13.00%
Hydro-power	0.057	48.49%
PV	0.053	1008.82%
Hunan Province	2.622	-3.09%
Coal-fired	2.331	-5.85%
Wind-power	0.178	1.56%
Hydro-power	0.101	120.77%
PV	0.012	33.11%
Jiangxi Province	7.211	39.91%
Coal-fired	6.917	41.71%
Wind-power	0.209	9.40%
PV	0.085	3.53%
Anhui Province	1.888	22.50%
Coal-fired	1.574	25.43%
Wind-power	0.282	10.10%
Hydro-power	0.019	-39.33%
PV	0.014	–
Fujian Province	3.814	-10.22%
Coal-fired	3.811	-10.24%
PV	0.003	18.38%
Guangdong Province	6.320	-11.90%

	On-grid electricity
Types of generation units/region	January to March 2022	Year-on-Year Change
Coal-fired	5.531	-11.67%
Combined Cycle	0.783	-13.55%
PV	0.006	-1.65%
Guangxi	0.196	6.47%
Combined Cycle	0.102	-3.08%
Wind-power	0.094	19.11%
Yunnan Province	2.769	-9.15%
Coal-fired	2.591	-10.76%
Wind-power	0.177	22.56%
Hydro-power	0.001	354.69%
Guizhou Province	0.179	145.18%
Wind-power	0.064	17.68%
PV	0.115	515.04%
Hainan Province	2.408	4.74%
Coal-fired	2.314	7.69%
Combined Cycle	0.037	-58.75%
Wind-power	0.028	29.91%
Hydro-power	0.009	-48.04%
PV	0.021	-11.05%
Total	107.717	2.42%

Note 1: In accordance with the relevant provisions of the notice “No.15 Interpretation of Accounting Standards for Enterprises” issued by the Ministry of Finance, the on-grid electricity generated by the trial operation units is included in the caliber of electricity statistics, and the on-grid electricity of the trial operation units in the same period last year is restated and adjusted.

For the first quarter of 2022, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 22.7% in Singapore, representing an increase of 2.1 percentage points over the same period last year.

The Company’s newly added capacity in the first quarter of 2022 are as follows

		(Unit: in MW)
Type of Generation Unit	Controlled installed capacity	Equity-based installed capacity
Coal-fired	40	24
Wind-power	1,491.7	1,408.9
PV	860.3	845.8
Hydro power	1.4	1.4
Acquisition	30	30

Total	2,423.4	2,310.1

Note 2: Adjust the statistical caliber of installed   capacity according to note 1.

In addition, the installed capacity of some of the power plants in which the Company has equity interests changed in the first quarter of 2022.

Based on the above, as of 31 March 2022, the Company had a controlled installed generation capacity of 121,118 MW and equity-based installed generation capacity of 108,588 MW.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

15 April 2022